

Mail Stop 3720

August 21, 2009

Mr. David S. Ahl
Chief Executive Officer
Sunshine PCS Corporation
65 Highland Road
Rye, NY 10580

>   **Re: Sunshine PCS Corporation**
>   **Schedule 13E-3/A, Amendment No. 2**
>   **File No. 005-84854**
>   **Schedule 14A, Amendment No. 2**
>   **File No. 333-50948**
>   **Filed August 14, 2009**

Dear Mr. Ahl:

We have reviewed your filings and have the following comments. Please revise the Schedule 13E-3 and preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

<u>General</u>

1.   We note your response to prior comment 1 from our letter dated August 4, 2009. It is not apparent, based on the facts and circumstances described in your response and your revised filing, that LICT, LICT's Board of Directors and/or Mr. Gabelli are not affiliates engaged in the Rule 13e-3 transaction and have not incurred a Schedule 13E-3 filing obligation separate from that of the issuer.   For each filing person added in response to this comment, please revise to make the appropriate disclosures required by Rule 13e-3. Alternatively, you must further substantiate the reasons for your conclusions particularly in light of the facts you now outline in your response.

Preliminary Proxy Statement on Schedule 14A

<u>General</u>

2.   Please revise the background discussion to outline, as done in your responses, the approximate period during which LICT discussed a possible merger of the North Dakota operations with Sunshine. Disclose for example, the August 2008 period during which LICT "conveyed" to the Sunshine board its proposal and disclose the persons at LICT and Sunshine who were involved with the presentation and/or any discussion of the proposal.

3.   We note your response to prior comment 2 from our letter dated August 4, 2009. Consistent with the response you provide to comment 1 of this letter, as may be appropriate, please revise disclosure in the proxy statement to include all required information pursuant to Item 14 of Schedule 14A regarding your potential acquisition of the North Dakota Companies.

*   *   *   *   *

        Please respond to these comments by filing a revised preliminary proxy statement and Schedule 13E-3 as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide a basis for your review in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or, in his absence, the undersigned at (202) 551-3757.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: David C. Grorud, Esq., Fredrikson & Byron, P.A.
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